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LOGO

NEEDHAM & COMPANY, INC. 3000 Sand Hill Road, Building 2 - Suite 190, Menlo Park,
                            CA 94025  (415) 854-9111

                                          December 5, 1996

The Board of Directors
Zycon Corporation
445 El Camino Real
Santa Clara, CA 95050

Gentlemen:

     We understand that Hadco Corporation ("Hadco"), Hadco Acquisition Corp., a wholly-owned subsidiary of Hadco ("Merger Sub"), and Zycon Corporation ("Zycon") have entered into an Agreement and Plan of Merger, dated as of December 4, 1996, (the "Merger Agreement"), that provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the "Offer") to purchase all outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Zycon at a price of $18.00 per share, net to the seller in cash, and
(ii) the subsequent merger (the "Merger") of Merger Sub with and into Zycon. Pursuant to the Merger, Zycon will become a wholly owned subsidiary of Hadco and each outstanding share of Common Stock (other than shares held in treasury or by a subsidiary of Zycon, shares held by Hadco or any subsidiary of Hadco, or shares as to which dissenters' rights have been perfected) will be converted into the right to receive $18.00 per share in cash. The terms and conditions of the Offer and the Merger are set forth more fully in the Merger Agreement.

     You have asked us to advise you as to the fairness, from a financial point of view, to the stockholders of Zycon of the consideration to be received by holders of shares of Common Stock in the Offer and the Merger. Needham & Company, Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have acted as financial advisor to Zycon in connection with the Merger. We will receive a fee for our services as financial advisor, none of which is contingent upon the consummation of the Merger, and Zycon has agreed to indemnify us for certain liabilities arising from our role as financial advisor and out of the rendering of this opinion.

     For purposes of this opinion we have, among other things: (i) reviewed the Merger Agreement; (ii) reviewed certain other documents related to the Merger;
(iii) reviewed certain publicly available information concerning Zycon and certain other relevant financial and operating data of Zycon made available from its internal records; (iv) held discussions with members of senior management of Zycon concerning their current and future business prospects; (v) reviewed certain financial forecasts and projections prepared by Zycon's management; (vi) compared certain publicly available financial data of certain companies whose securities are traded in the public markets, which we deemed generally comparable to Zycon, to similar data for Zycon; (vii) reviewed the financial terms of certain other business combinations that we deemed generally relevant;
(viii) reviewed the premiums/discounts paid by acquirors in certain other business combinations that we deemed generally relevant; (ix) reviewed current and historical market closing prices and trading data for the Common Stock; and
(x) performed and/or considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

     In connection with our review and in arriving at our opinion, we have not assumed any responsibility to independently verify any of the foregoing information, have relied on such information, and have assumed that all such information is complete and accurate in all material respects. In addition, we have assumed, with your

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                                    457-0900
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ZYCON CORPORATION
DECEMBER 5, 1996
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consent, that any material liabilities (contingent or otherwise, known or unknown) of Zycon are as set forth in its consolidated financial statements. With respect to Zycon's financial forecasts provided to us by management, we have assumed for purposes of our opinion that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management, at the time of preparation, of the future operating and financial performance of Zycon. We have not assumed any responsibility for or made or obtained an independent evaluation, appraisal or physical inspection of the assets or liabilities of Zycon. Further, our opinion is based on economic, monetary and market conditions existing as of the date hereof, and in rendering this opinion, we have relied without independent verification on the accuracy, completeness and fairness of all historical financial and other information which was either publicly available or furnished to us by Zycon. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the stockholders of Zycon of the consideration to be received by such holders in the Offer and the Merger and does not address Zycon's underlying business decision to engage in the Merger. Our opinion does not constitute a recommendation to any stockholder of Zycon as to whether such stockholder should tender shares pursuant to the Offer or as to how such stockholder should vote on the proposed Merger.

     In the ordinary course of our business, we may actively trade the equity securities of Zycon for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we have previously provided investment banking services to Zycon on matters unrelated to the Offer and the Merger.

     This letter and the opinion expressed herein are solely for the benefit of the Board of Directors of Zycon and may not be quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any Schedule 14D-9 or proxy statement used in connection with the Offer or the Merger so long as this letter is quoted in full in such Schedule 14D-9 or proxy statement.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the holders of shares of Common Stock in the Offer and the Merger is fair to the stockholders of Zycon from a financial point of view.

                                          Very truly yours,
                                          NEEDHAM & COMPANY, INC.

                                          LOGO

                                          Chad W. Keck
                                          Managing Director